Exhibit 14.1

Code of Ethics for Senior Financial Officers

The honesty, integrity and sound judgment of the senior financial officers of Bertucci’s Corporation and its subsidiaries (collectively “Bertucci’s”), which includes Bertucci’s Chief Executive Officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions (the “Senior Financial Officers”), is fundamental to the financial reporting process and the reputation and success of Bertucci’s.  Bertucci’s Senior Financial Officers hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all stockholders’ interests are appropriately balanced, protected and preserved.  Because of this special role, each of the Senior Financial Officers agrees to be bound by this Code of Ethics for Senior Financial Officers and each agrees that he or she will materially comply with the following:

1.               Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.               Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that Bertucci’s files with, or submits to, government agencies and in other public communications.

3.               Comply with applicable laws, rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

4.               Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his/her independent judgment to be subordinated.

5.               Respect the confidentiality of information acquired in the course of his/her work except when authorized or otherwise legally obligated to disclose. Not use confidential information acquired in the course of his/her work for personal advantage.

6.               Share knowledge and maintain skills important and relevant to stockholders’ needs.

7.               Proactively promote and be an example of ethical behavior as a responsible person among peers in the work environment and the community.

8.               Achieve responsible use of and control over all assets and resources employed or entrusted.

Each of the Senior Financial Officers are expected to adhere to this Code of Ethics for Senior Financial Officers and all other applicable Codes of Conduct of Bertucci’s at all times.  Any violation of any of these Codes shall be reported to the Audit Committee of the Board of Directors by the Compliance Officer.  Accordingly, if a director, officer or employee is aware of any violation of these Codes, he or she should report such violation to the Compliance Officer in person, by telephone at 508-351-2500 or by e-mail at ComplianceOfficer@bertuccis.com.  If a director, officer or employee wishes to report a violation anonymously, he or she may deliver a sealed, confidential envelope containing an anonymous written or typed letter to the Compliance Officer at 155 Otis Street, Northborough, MA 01532.  The Audit Committee will investigate all claims of violations.  If any Senior Financial Officer is found to be in violation of this Code of Ethics for Senior Financial Officers, such person will be subject to disciplinary action, including possible termination of employment.

The Board of Directors (or, if permitted under applicable Securities and Exchange Commission rules, the Audit Committee of the Board of Directors) shall have the sole discretionary authority to approve any deviation or waiver from this Code of Ethics for Senior Financial Officers. Any change of this Code of Ethics for Senior Financial Officers, or any waiver and the grounds for such waiver for a Senior Financial Officer must be publicly disclosed promptly in the manner specified by the Securities and Exchange Commission rules.